Pruco Life Insurance Company

RIDER TO PROVIDE OTHER GOODS AND SERVICES
From time to time, Pruco Life Insurance Company (“Pruco”/“we”) may offer or provide certain goods and services in addition to the insurance coverage provided by your contract. We may also arrange for third-party vendor(s) to provide certain goods and services at no additional cost or at a discount (including, but not limited to: terminal and chronic illness care planning services, health and wellness tools and services, financial counseling services, legacy planning and will preparation services, identity theft services, bereavement counseling services, family care services, and funeral concierge services).

Participation in these goods and services, whether offered by Pruco or third-party vendor(s), is optional and individuals who are eligible to participate in such goods and services will never be enrolled without their consent. Should any goods and/or services become available, we will provide information, terms and conditions, and instructions on how to participate. Though we may make the arrangements for goods and services provided by third-party vendor(s), the third-party vendor(s) are solely liable for providing such goods and services.

Pruco shall not be responsible for providing or failing to provide such goods and services and shall not be liable for the negligent provision of such goods and services by third-party vendor(s). Goods or services offered pursuant to the terms of this rider, whether offered by Pruco or any third-party vendor(s), may be changed or terminated from time to time and you will be notified of any such change or termination.

This rider will terminate at the earlier of the following:

•when a death claim is filed for the subject insured(s);
•when the policy to which it is attached terminates.

This rider is attached to and made part of the contract on the contract date or, if added later, on the date that it is received by you. The rider provisions apply in lieu of any policy provisions to the contrary.

Pruco Life Insurance Company,

By

Secretary

ICC20-RID-OGS